[SHEPPARD MULLIN LETTERHEAD]

Writer's Direct Line: (858) 720-8942 jhentrich@sheppardmullin.com

VIA ELECTRONIC TRANSMISSION

March 20, 2009

Celeste Murphy
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington, DC 20549

    Re:
    Bridgepoint Education, Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed February 17, 2009
    File No. 333-156408

Dear Ms. Murphy:

        On behalf of Bridgepoint Education, Inc. (the "Company"), we enclose for filing under the Securities Act of 1933, as amended, Amendment No. 3 to the above-referenced registration statement (the "Registration Statement") together with exhibits thereto.

        Amendment No. 3 to the Registration Statement ("Amendment No. 3") contains revisions that have been made in response to comments received from the staff (the "Staff") of the Securities and Exchange Commission in the Staff's comment letter dated February 27, 2009. Set forth below are the Company's responses to the Staff's comments. The numbers of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. For convenience, the text of the Staff's comments appears in italics in each item below.

        Concurrently with the transmission of this correspondence via IDEA, we are providing the Staff hard copies of this letter and marked copies of Amendment No. 3. The marked copies show changes made since the filing of Amendment No. 1 to the Registration Statement, filed on February 17, 2009. The Company notes that Amendment No. 2 to the Registration Statement, filed on March 2, 2009, was filed solely to file certain exhibits and to reflect such filing in Item 16 of Part II of the Registration Statement and in the Index of Exhibits.

Age of Financial Statements

1.
Please update the financial statements and other financial information to include the annual financial statements for the year ended December 31, 2008, as required by Rule 3-12 of Regulation S-X.

  Response:    The Company has updated the financial statements and other financial information to include the annual financial statements for the year ended December 31, 2008, as required by Rule 3-12 of Regulation S-X.

Risk Factors, page 14

The failure of our schools to demonstrate financial responsibility may result in a loss of eligibility to participate in Title IV programs ..., page 14

2.
We note your response to comment 9 from our letter dated January 16, 2009. Please revise your disclosure to discuss the subsequent remedial measures you have taken in order to meet the composite score standard as described in your response.

  Response:    The Company acknowledges the Staff's comment and advises the Staff that since the prior year, due to an overall improvement in the Company's operational performance and financial position, as of December 31, 2008, the Company anticipates that its composite score will be approximately 1.6, as calculated by the Department of Education. As management anticipates continued improvement in financial performance, the Company does not expect to have a composite score standard below 1.5. Please see page 15 of Amendment No. 3.

Results of Operations, page 54

For the Nine Months Ended September 30, 2008 versus 2007, page 54

3.
We note your response to prior comment 19 and your revised disclosures. It does not appear that you have addressed how the company intends to meet the challenges of the current economy, and if they are reasonably likely to have, a material impact on the company's liquidity, capital resources or results of operations. Additionally, we believe that it is important for investors to understand your historical financial information as a private company and whether, and the extent to which, management expects the trends and results of operations to continue or change as a public company.

  Response:    The Company acknowledges the Staff's comment and has updated its disclosure to address how the Company intends to meet the challenges of the current economy. Please see the disclosures in Amendment No. 3 on page 49 under "Factors Affecting Comparability-Public Company Expenses" and on page 56 under "Results of Operations."

Instructional Costs and Services, page 55

4.
We note your response to prior comment 21 and related revised disclosures. You disclose that "the increase in bad debt expense, as a percentage of revenue, resulted from increased receivables due to greater availability of Title IV funds per student and from general deterioration of economic conditions." It is not clear to us why Title IV funds per student would be more available to students as a result of the deteriorating economy. It is our understanding that due to the deteriorating economy, students have been receiving fewer funds from Title IV programs. Please revise to clarify.

  Response:    The Company advises the Staff that, beginning in 2008, certain federal loan limits increased by $2,000 per student, which increased the amount of stipends received by students. As a portion of the Company's allowance for doubtful accounts is a result of students' inability to repay excess funds received for stipends when they withdraw from their course of study, the Company's bad debt expense increased. Additionally, the general deterioration of economic conditions negatively impacted the Company's students ability to pay us for services provided. Please see page 56 of Amendment No. 3.

Business, page 64

Legal Proceedings, page 81

5.
Please provide additional information regarding the allegations that "various actions" taken by the company resulted in unfair dilution to your stockholders. Please revise the disclosure to provide a description of the factual basis alleged to underlie these assertions.

  Response:    The Company advises the Staff that it continues to be engaged in discussions in an effort to resolve the concerns of the stockholders without litigation. The Company plans to revise the disclosure in its next substantive amendment to the Registration Statement to provide additional information regarding the claims as appropriate.

Certain Relationships and Related Transactions, page 124

6.
We note your disclosure regarding a November 2003 loan from Warburg Pincus to Andrew Clark. Please revise your disclosure to include the amount of principal and interest currently outstanding and any amounts of interest paid by Mr. Clark through the latest practicable date. Also advise us as to the circumstances surrounding Mr. Clark's indication that he intends to repay the loan by March 31, 2009 and reconcile with your disclosure on page 127 that Mr. Clark "expects to repay such loan on March 10, 2009." In addition, please provide a source for your disclosure that Warburg Pincus is "willing to pursue every available avenue to recover all amounts due" should Mr. Clark not repay the loan.

  Response:    The Company has revised this disclosure to reflect that Mr. Clark repaid the loan to Warburg Pincus in full on March 10, 2009, at which time the total amount due under the note was $146,740. In response to the Staff's comment, the Company has disclosed the total amount due under the note, including accrued interest of $71,740, as of the date of repayment. See pages 63, 129 and F-34 of Amendment No. 3.

Principal and Selling Stockholders, page 126

7.
Please revise this table to reflect any shares of common stock issuable upon the exercise of warrants and update your table to a more recent date as information is currently as of November 1, 2008.

  Response:    In response to the Staff's comment, the Company has revised this table to reflect shares of common stock issuable upon the exercise of warrants and has updated the table to a more recent date. See pages 130-133 of Amendment No. 3.

Balance Sheet

8.
We note your response to prior comment 35. Please revise your disclosure on page F-7 to clearly indicate that the holder of the preferred shares will receive a cash payment of approximately $26.6 million and 201,624,486 shares of common stock upon conversion.

  Response:    The Company acknowledges the Staff's comment and has updated the disclosure on page F-7 in the Form S-1/A to reflect that the holder will receive a cash payment, as well as a number of shares of common stock upon conversion. We have also updated the disclosure throughout the document to reflect the updated cash payment amount of $27.1 million as of December 31, 2008.

Notes to Financial Statements

Note 2.  Summary of Significant Accounting Policies

Revenue and Deferred Revenue, page F-9

9.
We refer to your revised disclosures on page F-10, and the following sentences: "If the commencement of the student's course of study precedes the receipt of cash from the student's source of funding, the Company establishes a receivable and corresponding deferred revenue for the amount of the student's tuition. Cash received either directly from the student or from the student's source of funding first reduces the balance of accounts receivable due from the student and then increases deferred revenue to the extent that cash received exceeds revenue recognized." It is not clear to us why you would increase deferred revenue as described in the second sentence. Please explain.

  Response:    In response to the Staff's comment, the Company advises the Staff that the Company records deferred revenue when a student is billed for tuition, which is then recognized as revenue when earned. In certain instances, the Company also receives cash from students or from the student's source of funding that is in excess of amounts that have been billed. Such excess amounts are recognized as a liability because services related to these excess payments have not yet been provided. We have revised the description of the account on the balance sheet to "Deferred Revenue and Student Deposits" to more fully reflect the nature of the amounts recorded. The Company has also revised the related disclosure in Amendment No. 3 to disclose the amounts recorded at December 31, 2007 and 2008, representing cash received in excess of amounts billed. We believe that this disclosure provides greater transparency to the users of our financial statements. Please see pages F-9 and F-10 of Amendment No. 3.

        Questions or comments regarding any matters with respect to the Registration Statement may be directed to the undersigned at (858) 720-8942, or Robert L. Wernli, Jr. at (858) 720-8941. Comments may also be sent via facsimile to (858) 847-4865.

Very truly yours,
John J. Hentrich
for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

Enclosures

cc:
Andrew S. Clark
Daniel J. Devine
Kris F. Heinzelman, Esq.
Robert L. Wernli Jr., Esq.